UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

-----------------------------------------------------------------------------

1(a)        NAME OF ISSUER (Please type or print)

                Wells Fargo Advantage Multi-Sector Income Fund

1(b)        IRS IDENT. NO.

                56-2355707

1(c)        SEC. FILE NO.

                811-21331

1(d)        ADDRESS OF ISSUER       STREET

                200 Berkeley Street

                CITY                                       STATE                                                    ZIP CODE

                Boston                                  MA                                                         02116

1(e)        TELEPHONE

                AREA CODE                         |NUMBER

                617                                         |210-3676

----------------------------------------------------------------------------

2(a)        NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

                Evergreen Financing Co, LLC

2(b)        RELATIONSHIP TO ISSUER

                Seed Capital Provider

2(C)        ADDRESS                             STREET

                200 Berkeley Street

                CITY                                       STATE                                                    ZIP CODE

           Boston                                       MA                                                         02116

----------------------------------------------------------------------------

INSTRUCTIONS: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

----------------------------------------------------------------------------

3(a)        Title of the Class of Securities To Be Sold

                Common Shares

3(b)        Name and Address of Each Broker Through Whom the Securities are

                to be Offered or Each Market Maker who is Acquiring the Securities

                ComputerShare

250 Royall St
Canton, MA 02021

SEC USE ONLY

Broker-Dealer File Number

3(c)        Number of Shares or Other Units To Be Sold

                (See instr. 3(c))

                5,000

3(d)        Aggregate Market Value

                (See instr. 3(d))

                $81450.00 (as of close on 2/6/2013)

3(e)        Number of Shares or Other Units Outstanding

                (See instr. 3(e))

                0

3(f)         Approximate Date of Sale

                (See instr. 3(f))

                (MO.     DAY        YR.)

                02/08/2013

3(g)        Name of Each Securities Exchange

                (See instr. 3(g))

                NYSE MKT

-------------------------------------------------------------------------

INSTRUCTIONS:

1. (a)      Name of issuer

   (b)       Issuer's I.R.S. Identification Number

   (c)        Issuer's S.E.C. file number, if any

   (d)       Issuer's address, including zip code

   (e)       Issuer's telephone number, including area code

2. (a)      Name of person for whose account the securities are to be sold

   (b)       Such person's I.R.S. identification number, if such person is an entity

    (c)        Such person's relationship to the issuer (e.g., officer, director,

                                10% stockholder, or member of immediate family of any of the foregoing)

   (d)       Such person's address, including zip code

3. (a)      Title of the class of securities to be sold

   (b)       Name and address of each broker through whom the securities are intended to be sold

   (c)        Number of shares or other units to be sold (if debt securities,

                                give the aggregate face amount)

   (d)       Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

   (e)       Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

   (f)        Approximate date on which the securities are to be sold

   (g)       Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

-------------------------------------------------------------------------

Title of Class

Common Shares

Date you Acquired

May 16, 2003

Nature of Acquisition Transaction

Seed capital

Name of Person from Whom Acquired

(If gift, also give date donor acquired)

Issuer

Amount of Securities Acquired

5,000

Date of Payment

May   16, 2003

Nature of Payment

Seed Capital Financing

--------------------------------------------------------------------------

INSTRUCTIONS:                If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

---------------------------------------------------------------------------

Name and Address of Seller

NA

Title of Securities Sold

NA

Date of Sales

Not applicable

Amount of Securities Sold                            Gross Proceeds

Not applicable                                                   Not applicable

---------------------------------------------------------------------------

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

2/8/2013                                                              /s/David Bullock

---------------------                                             --------------------------------

DATE OF NOTICE                                              (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

-------------------------------------------------------------------------

ATTENTION:  International misstatements or omission of facts constitute

                    Federal Criminal Violations (See 18 U.S.C. 1001)